Lorne H .Albaum

BARRISTER AND SOLICITOR

305 DAVENPORT ROAD
TORONTO, CANADA
M5R 1K5

TELEPHONE: (416) 304-1932
TELECOPIER: (416) 304-0240
albaum_law@hotmail.com

July 14, 2005


05009866


SEC MAIL
RECEIVED
PROCESSING
WASH. D.C.
SECTION

Office of International Corporate Finan
Securities and Exchange Commission
450, 5th Street N.W.
Mail Stop 3-9
Washington, D.C. 20549

Dear Sirs:

Re: Ungava Minerals Corp. (the "Corporation")
<u>Your File Number 82-4436</u>

SUPPL

We enclose on behalf of the Corporation the following documents:

1. Material Change Report dated March 30, 2005.
2. Audited Consolidated Financial Statements for the year ended November 30, 2004
3. Management's Discussion and Analysis for year ended November 30, 2004
4. CEO Certification of Annual Filings
5. CFO Certification of Annual Filings
6. Interim Financial Statements for the three –month period ended February 28, 2005
7. CEO Certification of Interim Filings
8. CFO Certification of Interim Filings
9. Management's Discussion and Analysis for three-month period ended February 28, 2005

Should you have any questions in connection with the foregoing, please do not hesitate to contact the undersigned.

Yours very truly,



Lorne H. Albaum
Barrister and Solicitor

/jr

Enclosures

PROCESSED
JUL 25 2005
THOMSON
FINANCIAL

MATERIAL CHANGE REPORT

FORM 51-102F3

Item 1 – Name and Address of Company

UNGAVA MINERALS CORP.
305 Davenport Road
Toronto, Ontario M5R 1K5

Item 2 – Date of Material Change

March 17, 2005

Item 3 – News Release

The press release was issued on March 17, 2005 through CCNMatthews – Toronto, Ontario.

Item 4 – Summary of Material Change

For further information, attached hereto is a copy of the Press Release.

Item 5 – Full Description of Material Change

For further information, attached hereto is a copy of the Press Release.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested

Item 7 – Omitted Information

No information has been omitted in respect of the material change.

Item 8 – Executive Officer

Lorne Albaum
President
Business Telephone Number: (416) 304-0240

Item 9 – Date of Report

March 30, 2005

SCHEDULE "A"

UNGAVA MINERALS CORP. March 17, 2005
Toronto, Ontario Issued and Outstanding: 18,296,610 Common Shares

UNGAVA MINERALS CORP. WILL NOT APPEAL

Ungava Minerals Corp. (UGVAF-OTCBB) announced that it will not appeal the Award was delivered by the arbitrator on December 20, 2004, in the third arbitration proceeding between Ungava Minerals Corp. ("Ungava") and Canadian Royalties Inc. ("CRI").

Having reviewed the Award and received the advice of its counsel, Ungava has decided not to seek a judicial remedy.

"Notwithstanding that we continue to believe that the arbitrator's key findings were erroneous," said Lorne Albaum, President of Ungava, "we look forward to putting this dispute behind us and to pursuing our relationship with CRI in a co-operative manner."

Ungava Minerals Corp. is a mineral exploration company. The Company has an interest in an exploration property in the Raglan area of northern Québec having an area of about 170 square kilometres which is prospective for copper, nickel and platinum group metals.

This announcement does not constitute an offer of any securities for sale.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

UNGAVA MINERALS CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Year Ended November 30, 2004

General

This Management Discussion and Analysis is dated April 18, 2005 and reflects the year ended November 30, 2004 and should be read in conjunction with the Audited Financial Statements for the year ended November 30, 2004. These documents can be found on SEDAR, www.sedar.com. All dollar amounts are in Canadian dollars.

Overall Performance

For the year ended November 30, 2004, the Company's cash position decreased from $66,621 at November 30, 2003 to $583 at November 30, 2003. The Company will require additional capital in order to fund its general working capital and for operations.

The Company carried out no capital raising activities during the year ended November 30, 2004. Working capital for the company has been provided by loans from a previous director and his spouse.

Selected Annual Information

	2004 ($)	2003 ($)	2002 ($)
Total revenues	--	--	--
Net loss	365,621	757,519	862,785
Loss per share	0.02	0.04	0.05
Total assets	76,694	171,150	90,572
Working capital	(2,278,672)	(1,912,645)	(1,176,984)
Shareholders equity	3,712,744	3,712,744	3,702,744
Capital stock	18,296,610	18,296,610	18,204,190
Retained earnings (deficit)	(5,929,597)	(5,563,976)	(4,806,457)

Results of Operations

The Company is in the process of exploring its mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. For the year ended November 30, 2004, the Company had a net loss of $365,621. The reduced loss over the comparable year ended November 30, 2003 of $757,519 was largely due to lower professional fees and lower operating, administrative and general expenses. The Company generated no revenue.

Summary of Quarterly Results

The following sets out a summary of selected quarterly results of the Company for the periods May 31, 2002 to August 30, 2004 prior to the date of this report. The information

contained herein is drawn from the interim financial statements of the Company for the aforementioned periods.

Quarter Ending	Net Revenues $	Net loss $	Net loss per share $
August 31, 2004	--	256,363	0.01
May 31, 2004	--	106,034	0.01
February 28, 2004	--	87,447	--
August 31, 2003	--	527,649	0.03
May 31, 2003	--	294,297	0.01
February 28, 2003	--	86,332	--
August 31, 2002	--	729,020	0.04
May 31, 2002	--	252,274	0.01

Liquidity and Capital Resources

The Company's common shares are currently traded on the Pink Sheets under the symbol UGVAF.

The Company had a cash position of $583 and negative working capital of $2,278,642 for the period ended November 30, 2004. Accounts payable and accrued liabilities at November 30, 2004 were current and in the amount $539,519. As at November 30, 2004, the Company owed to a former director and his spouse the sum of $1,754,298.

Outlook

The continued operations of the Company is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production therefrom.

Risks and Uncertainties

There can be no certainty that the economical recoverable mineral reserves will be found.

FORM 52-109F1 – Certification of Annual Filings

I, Lorne Albaum, President and the person standing in place of Chief Executive Officer of Ungava Minerals Corp. certify that:

1. I have reviewed the annual filings (as this term is defined in the Multilateral Instrument 52-109 *Certificate of Disclosure in Issuers' Annual and Interim Filings*) of Ungava Minerals Corp. for the period ending November 30, 2004.

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in the light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect the issuer's internal control over financial reporting.

Dated this 29th day of April, 2005.

"Lorne Albaum"

Lorne Albaum
President and Person standing in place of Chief Executive Officer
Ungava Minerals Corp.

FORM 52-109F1 – Certification of Annual Filings

I, Lorne Albaum, President and the person standing in place of Chief Financial Officer of Ungava Minerals Corp. certify that:

1. I have reviewed the annual filings (as this term is defined in the Multilateral Instrument 52-109 *Certificate of Disclosure in Issuers' Annual and Interim Filings*) of Ungava Minerals Corp. for the period ending November 30, 2004.

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in the light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect the issuer's internal control over financial reporting.

Dated this 29th day of April, 2005.

"Lorne Albaum"

Lorne Albaum
President and Person standing in place of Chief Financial Officer
Ungava Minerals Corp.

Responsibility for financial statements

The accompanying consolidated interim financial statements for Ungava Mineral Corp. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principle have been set out in the November 30, 2004 audited consolidated financial statements. Only changes in accounting information have been disclosed in these interim consolidated financial statements. These interim consolidated statements are presented on an accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these interim consolidated financial statements have been fairly presented.

Auditor involvement

The auditor of Ungava Mineral Corp. has not performed a review of these interim unaudited consolidated financial statements for the three months ended February 28, 2005 and 2004.

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM BALANCE SHEETS - FEBRUARY 28, 2005
(with comparative figures for the year ended November 30, 2004)

Unaudited - Prepared by Management

	2005	2004
ASSETS		
Current		
Cash	$ 1,564	$ 583
Prepaid expenses	2,811	2,811
G.S.T. Receivable	13,273	11,751
	17,648	15,145
Mineral resource properties	61,819	61,819
	$ 79,467	$ 76,964
LIABILITIES		
Current:		
Accounts payable and accrued liabilities	$ 498,696	$ 539,519
Due to a former director and his spouse	1,828,886	1,754,298
	2,327,582	2,293,817
SHAREHOLDERS' DEFICIENCY		
Capital stock	3,712,744	3,712,744
Deficit	(5,960,859)	(5,929,597)
	(2,248,115)	(2,216,853)
	$ 79,467	$ 76,964

See Status of Operations Note 1

See the accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

THREE MONTHS ENDED FEBRUARY 28, 2005
(With comparative figures for three months ended February 28, 2004)

Unaudited - Prepared by Management

	Current and YTD Feb. 28, 2005	Current and YTD Feb. 28, 2004
Expenses:		
Professional fees	$ **4,071**	$ 60,531
Operating, administrative and general *(Note 4)*	**27,191**	26,916
	31,262	87,447
Net loss for the period	$ **(31,262)**	$ (87,447)
Loss per share basic and diluted	$ **-**	$ -

See the accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF DEFICIT

THREE MONTHS ENDED FEBRUARY 28, 2005
(With comparative figures for three months ended February 28, 2004)

Unaudited - Prepared by Management

	2005	2004
Deficit, beginning of period	**$ (5,929,597)**	$ (5,563,976)
Net loss for the period	**(31,262)**	(87,447)
Deficit, end of period	**$ (5,960,859)**	$ (5,651,423)

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED FEBRUARY 28, 2005
(With comparative figures for three months ended February 28, 2004)

Unaudited - Prepared by Management

	Current and YTD Feb. 28, 2005	Current and YTD Feb. 28, 2004
Cash provided by (used in) the following activities:		
Operations:		
Net loss for the period	**$ (31,262)**	$ (87,447)
Net change in non-cash working capital items	**(42,345)**	(7,459)
	(73,607)	(94,906)
Investing:		
Expenditures on mineral resource properties	**-**	(406)
Financing:		
Advance from a former director and his spouse	**74,588**	44,454
Net change in cash during the period	**981**	(50,858)
Cash, beginning of period	**583**	66,621
Cash, end of period	**$ 1,564**	$ 15,763

See the accompanying notes

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED FEBRUARY 28, 2005

Unaudited - Prepared by Management

1. Description of business and status of operations:

The consolidated financial statements of the Company includes the accounts of its wholly-owned subsidiaries.

The Company has an interest in mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral resource properties is dependent upon the existence of economically recoverable reserves, confirmation of the extent of the Company's ownership interest in the claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production therefrom.

These financial statements have been prepared on a going concern basis. This assumes that the Company will be able to realize on its assets and discharge its liabilities in the normal course of operations. At February 28, 2005 the Company has a working capital deficiency of $2,309,934 (Nov.30, 2004 - $2,278,672). The Company has been able to discharge its liabilities by securing cash advances from a former director and his spouse (see note 4). The Company is dependent on a continuation of these advances in order to continue to pay its bills as they come due until it is able to generate cash flow from its mineral property or otherwise raise capital.

2. Summary of significant accounting policies:

The interim unaudited consolidated financial statements as at February 28, 2005 follow, with the exception noted below, the same accounting policies and methods of their application as the most recently completed annual financial statements dated November 30, 2004. These interim financial statements should be read in conjunction with the year-end statements.

Effective December 31, 2004 the Company adopted the new provisions of the CICA S3870 as it relates to the disclosure of employee, officers and directors stock-based compensation expense. This section now requires companies to record these stock-based awards using the fair value method. In prior periods the Company had chosen to disclose only pro-forma information related to these awards as this was an acceptable alternative at that time. This change in accounting policy has been applied retroactively with no effect to opening retained earnings as the current stock options outstanding was granted prior to this section coming into effect. Prior period figures have also not been restated.

3. Mineral resource property:

	Feb. 28, 2005	Nov. 30, 2004
Interest in mineral rights to approximately 170 sq.km. of land located in the Ungava area of Ruperts Land, Province of Quebec [See notes below]	**$ 61,819**	$ 61,413

Pursuant to an agreement dated January 20, 1995, the Company acquired, a 100% working interest in mineral rights in the Ungava area of Ruperts Land, Quebec ("Property"), valued at $500,000. During a prior year this property was written down to a nominal amount. This write down occurred prior to the agreement with Canadian Royalties Inc. (as noted below).

The Company entered into a Option and Joint Venture Agreement with Canadian Royalties Inc. ("Canadian") under which Canadian may earn up to an 80% interest in the Company's mining property in the Ungava area of Ruperts Land, Quebec. Canadian has been vested with a 70% interest in the Property. Under that agreement Canadian will earn a further 10% interest by producing a bankable feasibility study relating to the building of a mine on the Property. After Canadian has earned its 80% interest, the companies will enter into a joint venture agreement. The Company's interest will be subject to dilution for non contribution after bank financing pursuant to the bankable feasibility study and if reduced to a 10% joint venture interest, will be automatically converted to a 1% Net Smelter Returns Royalty, which Canadian may purchase for $1,500,000. The contract with Canadian was the subject of several proceedings in which, among other things, the Company sought termination of the Option and Joint Venture Agreement. Decisions were rendered which affirmed the agreement with Canadian.

3. Mineral resource properties (Continued):

The Property is subject to an aggregate of a 2% net smelter returns royalty.

The Company continues to prosecute its Ontario action, related to the Property, against the University of Toronto and a certain employee of the University.

4. Related party transactions and balances:

a) The Company had entered into a consulting fee arrangement providing for fees to a former director in the amount of $8,000 per month, on a month-to-month basis, effective July 1, 2002. Included in administrative and operating expenses in the period is $24,000 (Nov.30, 2004 -$96,000) in management and consulting expense related to this agreement. This agreement ended effective February 28, 2005.

b) The amounts due to a former director and his spouse $1,828,886 (Nov. 30 ,2004 - $1,754,298) and related parties are on account of cash advances of working capital to the Company. The loans are non-interest bearing, unsecured and are due on demand.

c) Included in accounts payable is $25,140 (Nov.30, 2004 - $25,140) due to a director of the Company for reimbursement of expenses and legal fees.

5. Capital stock:

Authorized:
Unlimited number of common shares
Issued and outstanding:

	Number of shares	Stated Value
Balance as at November 30, 2004 and February 28, 2005	18,296,610	$ 3,712,744

6. Stock options:

The Company's options outstanding for the period then ended is presented below:

Exercise Price	Options outstanding and exercisable	Remaining contractual life
$ 0.10	300,000	3.75 years

Had stock-based compensation for options granted under the Plan during the prior year been determined on the basis of fair value at the date of the grant in accordance with the fair value method of accounting for stock-based compensation, the effect on the Company's net loss and basic earnings per share would have been immaterial. Therefore pro-forma information has not been disclosed.

7. Income taxes:

The Company has available approximately $3.4 Million in non-capital loss carry forwards which can be used to reduce future taxable income. The potential benefit of these losses has not been recognized in these financial statements and will expire primarily in the fiscal years ending in 2005 to 2010.

FORM 52 – 109F2

<u>Certification of Interim Filings</u>

I, Lorne Albaum, President and the person standing in place of Chief Executive Officer of Ungava Minerals Corp. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 (*Certification of Disclosure in Issuers' Annual and Interim Filings)* of Ungava Minerals Corp. (the "Issuer") for the interim period ended February 28, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, result of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated this 29th day of April, 2005.

"Lorne Albaum"

____

Lorne Albaum
President and Person standing in place of Chief Financial Officer
Ungava Minerals Corp.

FORM 52 – 109F2

Certification of Interim Filings

I, Lorne Albaum, President and the person standing in place of Chief Executive Officer of Ungava Minerals Corp. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 (*Certification of Disclosure in Issuers' Annual and Interim Filings)* of Ungava Minerals Corp. (the "Issuer") for the interim period ended February 28, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, result of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated this 29th day of April, 2005.

"Lorne Albaum"

Lorne Albaum
President and Person standing in place of Chief Executive Officer
Ungava Minerals Corp.

UNGAVA MINERALS CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Interim Period Ended February 28, 2005

General

This Management Discussion and Analysis is dated April 29, 2005 and reflects the interim period ended February 28, 2005 and should be read in conjunction with the Unaudited Financial Statements for the interim period ended February 28, 2005. These documents can be found on SEDAR, www.sedar.com. All dollar amounts are in Canadian dollars.

Overall Performance

For the interim period ended February 28, 2005, the Company's cash position increased from $583 at November 30, 2004 to $1,564 at February 28, 2005. The Company will require additional capital in order to fund its general working capital and for operations.

The Company carried out no capital raising activities during the interim period ended February 28, 2005. Working capital for the company has been provided by loans from a previous director and his spouse.

Selected Annual Information

	2004 ($)	2003 ($)	2002 ($)
Total revenues	--	--	--
Net loss	365,621	757,519	862,785
Loss per share	0.02	0.04	0.05
Total assets	76,694	171,150	90,572
Working capital	(2,278,672)	(1,912,645)	(1,176,984)
Shareholders equity	3,712,744	3,712,744	3,702,744
Capital stock	18,296,610	18,296,610	18,204,190
Retained earnings (deficit)	(5,929,597)	(5,563,976)	(4,806,457)

Results of Operations

The Company is in the process of exploring its mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. For the interim period ended February 28, 2005, the Company had a net loss of $7,262. The reduced loss over the comparable interim period ended February 29, 2004 of $87,447 was largely due to lower professional fees and lower operating, administrative and general expenses. The Company generated no revenue.

Summary of Quarterly Results

The following sets out a summary of selected quarterly results of the Company for the periods August 31, 2002 to February 28, 2005 prior to the date of this report. The

information contained herein is drawn from the interim financial statements of the Company for the aforementioned periods.

Quarter Ending	**Net Revenues $**	**Net loss $**	**Net loss per share $**
February 28, 2005	--	7,262	--
August 31, 2004	--	256,363	0.01
May 31, 2004	--	106,034	0.01
February 29, 2004	--	87,447	--
August 31, 2003	--	527,649	0.03
May 31, 2003	--	294,297	0.01
February 28, 2003	--	86,332	--
August 31, 2002	--	729,020	0.04

Liquidity and Capital Resources

The Company's common shares are currently traded on the Pink Sheets under the symbol UGVAF.

The Company had a cash position of $1,564 and negative working capital of $2,285,934 for the period ended February 28, 2005. Accounts payable and accrued liabilities at February 28, 2005 were current and in the amount $498,696. As at February 28, 2005, the Company owed to a former director and his spouse the sum of $1,804,886.

Outlook

The continued operations of the Company is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production therefrom.

Risks and Uncertainties

There can be no certainty that the economical recoverable mineral reserves will be found.